Mail Stop 4561

July 6, 2006

Mr. Stuart I. Greenwald
Treasurer and Secretary
First Hartford Corporation
149 Colonial Road
Manchester, CT 06042

> **Re: First Hartford Corporation**
> **Item 4.02 Form 8-K**
> **Filed July 5, 2006**
> **File No. 0-08862**

Dear Mr. Greenwald:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 5, 2006

1.   Please revise to clearly disclose the date of your conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied on. Refer to Item 4.02(a)(1) of Form 8-K.

2.   Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a). Refer to Item 4.02(a)(3) of Form 8-K.

3.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures in light of the restatement for all periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions, as well as the impact of the restatement on your officers' conclusion as to the effectiveness of disclosure controls and procedures for the year ended April 30, 2006, in your Form 10-K for the fiscal year ended April 30, 2006 that will contain the restated financial statements.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda Sledge at (202) 551-3473.

Sincerely,

Steven Jacobs
Accounting Branch Chief